

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Vlad Couric, M.D.
Chief Executive Officer
Biohaven Research Ltd.
215 Church Street
New Haven, CT 06510

> **Re: Biohaven Research Ltd.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 7, 2022**
> **File No. 001-41477**

Dear Dr. Couric:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2022 letter.

Amendment No. 2 to Registration Statement on Form 10

Exhibit 99.1
Description of Shares, page 166

1. We note that the exclusive forum provision in your articles of association identifies the courts of the British Virgin Islands as the exclusive forum for certain litigation, including any "derivative action." Please include a risk factor clearly describing any risks resulting from such a provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction

over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Julie Sherman at 202-551-3640 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Downes, Esq.